Exhibit 99.1

Press release	January 21, 2015

Cnova N.V. Ordinary Shares to Commence Trading on Euronext Paris on January 23rd

AMSTERDAM, January 21, 2015 — Cnova N.V. (Nasdaq: CNV, Euronext Paris: CNV) (“Cnova” or “the Company”) announced today that it has received all approvals necessary from the Netherlands Authority for the Financial Markets (the “AFM”) and Euronext Paris and has been granted a passport on its listing prospectus by the AFM to the French Autorité des marchés financiers for a secondary listing of its ordinary shares on the regulated market (marché réglementé) of Euronext Paris.  Euronext Paris has announced that trading of the Company’s ordinary shares will commence at 9:00 A.M. Paris Time on January 23, 2015 under the symbol “CNV”.  The Company is not issuing or offering any new equity capital in conjunction with the listing. The prospectus will be made available on Cnova’s website (www.cnova.com/investor-relations.aspx) before trading commences.

Cnova’s ordinary shares will remain listed on Nasdaq and will continue to be subject to all the applicable rules and regulations of the Nasdaq Global Select Market and the U.S. Securities and Exchange Commission.

About Cnova N.V.

Cnova N.V. is one of the largest global eCommerce companies, operating Cdiscount sites in France, Brazil, Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon and Belgium and the sites Extra.com.br, Pontofrio.com and Casasbahia.com.br. in Brazil. Cnova N.V. offers its more than 13 million active customers access to a wide assortment of more than 12 million product offerings through a combination of attractive pricing and highly differentiated delivery and payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the prospectus filed with the U.S. Securities and Exchange Commission on November 21, 2014 and other documents filed with the U.S. Securities and Exchange Commission as well as under the heading “Risk Factors” in the listing prospectus approved by the AFM on January 21, 2015. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

investor@cnova.com

+33 1 53 70 55 90

Media Contact:

directiondelacommunication@cnovagroup.com

+33 6 80 39 50 71